Skadden, Arps, Slate, Meagher & Flom llp

A Delaware Limited Liability Partnership

世達國際律師事務所

DIRECT DIAL (8610) 6535-5599 DIRECT FAX (917) 777-5498 EMAIL ADDRESS PETER.HUANG@SKADDEN.COM	30/F, CHINA WORLD OFFICE 2 NO. 1, JIAN GUO MEN WAI AVENUE BEIJING 100004 CHINA ________ TEL: (86-10) 6535-5500 FAX: (86-10) 6535-5577 www.skadden.com September 3, 2020

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Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bitauto Holdings Limited

Schedule 13E-3/A Filed on August 12, 2020

by Bitauto Holdings Limited, et al.

File No. 005-85981

Dear Ms. Chalk:

On behalf of Bitauto Holdings Limited (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated August 13, 2020 with respect to the Amendment No. 1 to the Schedule 13E-3, File No. 005-85981 (the “Schedule 13E-3/A”) filed on August 12, 2020 by the Company and other filing persons named therein (together with the Company, collectively, the “Filing Persons”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that all references to page numbers in the responses below are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Second Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter. The Second Amendment and the Revised Proxy Statement each incorporates the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Second Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3/A filed on August 12, 2020 and the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Preliminary Proxy Statement”), respectively, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Second Amendment or the Revised Proxy Statement as applicable. To the extent any response or update relates to information concerning any Filing Persons other than the Company, such response is included in this letter, the Second Amendment and the Revised Proxy Statement based on information provided to us by the responding Filing Persons and their representatives.

Securities and Exchange Commission

September 3, 2020

Schedule 13E-3/A filed August 12, 2020

Reasons for the Merger and Recommendation of the Special Committee of the Board of Directors, page 36

1.	We refer to your response to comment 8 in our prior letter, included in your August 12, 2020 response. Please include the information you provided in your response in your revised disclosure document.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 37 of the Revised Proxy Statement.

Position of the Buyer Group as to the Fairness of the Merger, page 42

2.	Refer to response 12 in your August 12, 2020 letter. Explain why that response is qualified “to the best of the Buyer Group’s knowledge.” Our comment related to whether the Buyer Group had purchased securities of the Company during the past two years. Clarify why the Buyer Group, who are responding to this letter through counsel, cannot make a definitive statement as to their own actions. We may have additional comments.

The Buyer Group acknowledges the Staff’s comment and confirms that, as a matter of fact, the Buyer Group did not purchase any securities in the Company during the prior two years and therefore did not consider purchase prices paid in previous purchases in assessing fairness.

Voting by the Supporting Shareholders at the Extraordinary General Meeting, page 80

3.	Your response to comment 18 in our prior comment letter states that the Company is not aware of any current intention of the enumerated persons to vote on the merger. Item 1012(d) of Regulation M-A requires the Company to make “reasonable inquiry.” Clarify whether this has occurred. We also direct your attention to the Instruction to Item 1012(d) of Regulation M-A.

We respectfully advise the Staff that, after making reasonable inquiry, the Company understands that the executive officers, directors and affiliates of the Company, to the extent that they beneficially own or have proxy authority for shares of the Company, currently intend to vote in favor of the Merger.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 80 of the Revised Proxy Statement.

* * *

If you have any questions or wish to discuss any aspect of the Second Amendment or the Revised Proxy Statement, please contact me by phone at +86 10 6535 5599 or by e-mail at peter.huang@skadden.com.

Very truly yours,

/s/ Peter X. Huang

Peter X. Huang

Enclosures

cc:	Erhai Liu

Ming Xu

Bitauto Holdings Limited

Leiwen Yao

Yiche Holding Limited

Yiche Mergersub Limited

Ma Huateng

Tencent Holdings Limited

Morespark Limited

Dongting Lake Investment Limited

THL E Limited

Amanda Chau

Hammer Capital Opportunities Fund L.P. (acting through its general partner, Hammer Capital Opportunities General Partner)

Hammer Capital Opportunities General Partner

Ling Kay Rodney Tsang

Nani Wang

JD.com Global Investment Limited

JD.com Investment Limited

Richard Qiangdong Liu

JD.com, Inc.

Bin Li

Proudview Limited

Serene View Investment Limited

Mark F. Bowser

Cox Automotive Global Investments, Inc.

Luis A. Avila

Cox Enterprises, Inc.

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq.

Frank Sun, Esq.

Latham & Watkins LLP

Nicholas Norris

Daniel Dusek, Esq.

Xiaoxi Lin, Esq.

Carmen Lau

Kirkland & Ellis

Jie (Jeffrey) Sun, Esq.

Richard V. Smith, Esq.

Orrick, Herrington & Sutcliffe LLP